Adial Pharmaceuticals, Inc.

1001 Research Park Blvd., Suite 100

Charlottesville, Virginia 22911

February 19, 2019

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Todd Schiffman

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended File No: 333-229615

Ladies and Gentlemen:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-229615), be accelerated by the U.S. Securities and Exchange Commission to Wednesday, February 20, 2019, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant hereby authorizes its legal counsel, Leslie Marlow, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (516) 457-4238 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ Willian B. Stilley III
Name:	William B. Stilley III
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP